EXHIBIT 23.1

INDEPENDENT AUDITOR’S CONSENT

     We consent to the incorporation by reference in the registration statement (No. 333-107557) on Form S-8 of VCA Antech, Inc. of our report dated February 23, 2004, with respect to the consolidated balance sheets of VCA Antech, Inc., and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule included herein. Our report refers to a change in accounting for goodwill and other intangibles as a result of the adoption at SFAS No. 142 and a change in accounting for variable interest entities as a result of the adoption of FIN No. 46R.

/s/ KPMG LLP

KPMG LLP

Los Angeles, California

March 11, 2004